

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Matthew Booth
Chief Executive Officer
Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna, VA 22182

> **Re: Urgent.ly Inc.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2023**
> **File No. 333-273463**

Dear Matthew Booth:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 27, 2023

Cover Page

1. You disclose on the cover page that you are registering up to 330,925,660 shares of common stock, including 47,769,981 shares issuable upon the conversion of warrants. On page 5, however, you state that you are registering up to 330,925,660 shares of common stock, including Warrant Shares and Convertible Note Shares. Please revise your disclosure to state consistently if you are registering shares of common stock underlying your outstanding convertible notes.

<u>Selling Securityholders, page 120</u>

2.   Please revise the selling securityholder table by removing the row "All other Selling Securityholders" and including the name of each selling securityholder. Refer to Item 5.07 of Regulation S-K. Also, please ensure that you have disclosed the natural person or persons who have voting and investment control of the shares to be offered for resale by each of the legal entities included in the table. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations. Finally, tell us whether any of the selling securityholders are broker-dealers or affiliates of a broker-dealer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology